May 5, 2025

*VIA E-mail*

John Marten
Vedder Price P.C.
222 North Lasalle Street
Chicago, IL 60601
jmarten@vedderprice.com

      Re:  Crossmark ETF Trust
           File Nos. 333-286254, 811-24070

Dear Mr. Marten:

On March 31, 2025, you filed a registration statement on Form N-1A on behalf of Crossmark ETF Trust (the "<u>Fund</u>"). We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

## **GENERAL**

1.  Given the substantial similarities of the disclosure for Crossmark Large Cap Growth ETF and Crossmark Large Cap Value ETF (each, a "Fund," a together, "Funds") we do not repeat non-unique comments. Therefore, you may assume that a comment pertaining to one Fund applies equally to both Funds, unless otherwise noted.

2.  We note that material portions of the filing are incomplete at this time (*e.g.*, fee table, expense example, distributor, Fund website URL, exhibits, etc.). Please complete or update all information that is currently in brackets or missing in the registration statement, including exhibits, or tell us why you are unable to do so and when you expect to have this information. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

3. Please inform the staff if a party other than the Funds' sponsor or an affiliate is providing the Funds with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Funds.

## PROSPECTUS

CROSSMARK LARGE CAP GROWTH ETF
Fees and Expenses of the Fund, page 1

4. Please revise the Example below the Fee Table to conform to the specific language of Item 3 of Form N-1A.

Principal Investment Strategies
*Value-based Screens*, page 2

5. We note that the Fund will rely on data and ratings generated by multiple third-party providers to implement the Fund's value-based screening. Please identify the primary providers the Fund intends to use, if known.

6. Please also describe the Fund's due diligence practices in applying its values-based screening criteria to portfolio companies—for example, directly engaging with portfolio companies to better understand their relationship and activities with respect to the categories of excluded activities, and the Fund's ongoing monitoring practices to identify the need for divestment of securities that are later determined not to meet the screening criteria.

ADDITIONAL FUND DETAILS
Investment Objectives, Strategies and Risks, page 15

7. Please provide Item 9(b) disclosure with respect to principal investment strategies. Please note that Item 9 should provide more detailed disclosure than Item 4. See IMGU 2014-08, available at https://www.sec.gov/investment/im-guidance-2014-08.pdf. In addition, Item 9 should not merely repeat Item 4 disclosure.

Exclusive Forum for Litigation, page 16

8. Please disclose that this provision does not apply to claims arising under the federal securities laws. In addition, please revise the provision in the Declaration of Trust to state that the provision does not apply to claims arising under the federal securities laws.

**STATEMENT OF ADDITIONAL INFORMATION**
**INVESTMENT POLICIES AND LIMITATIONS**

Investment Restrictions
Fundamental Investment Restrictions of the Funds, page 11

9.    With respect to item 3, please add "or group of industries" after the words "in a particular industry" in this section per section 8(b)(1) of the  Investment Company Act of 1940 and Item 16 of Form N-1A.

APPENDIX A
CROSSMARK GLOBAL INVESTMENTS, INC.
Proxy Voting Policy

10.   The Funds should disclose, where appropriate, how they will approach relevant values-based proxy issues for their portfolio companies. Alternatively, the Funds should explain in correspondence why they believe such disclosure is not required.

**Closing**

    A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

    We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

    Should you have any questions regarding this letter, please contact me at (202) 551-3623.

                        Sincerely,

                        /s/ Daniel S. Greenspan

                        Daniel S. Greenspan


cc:    Ryan Sutcliffe, Branch Chief
       Christian Sandoe, Assistant Director